
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 29, 2014

Via E-Mail
Mr. William Tsumpes
Chief Executive Officer and Chief Financial Officer
T3 Motion, Inc.
2990 Airway Avenue, Building A
Costa Mesa, California 92626

> **Re: T3 Motion, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 10-Q for the quarter ended June 30, 2013**
> **Filed August 14, 2013**
> **File No. 001-35133**

Dear Mr. Tsumpes:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Linda Cvrkel

                              Linda Cvrkel
                              Branch Chief